Exhibit 4.8

AMENDMENT NO. 1

to the

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

This Amendment No. 1 is made to the Agrium U.S. Retail 401(k) Savings Plan, as most recently amended and restated effective January 1, 2014, to incorporate effective January 1, 2015 certain limitations on investment into the Employer Common Stock Fund.

1. The following Article 8 INVESTMENT OF CONTRIBUTIONS is amended and restated in its entirety to read as follows effective January 1, 2015:

ARTICLE 8

INVESTMENT OF CONTRIBUTIONS

8.1	Investment Funds. The agreement entered into between the Company and the Funding Agent pursuant to Section 14.1 to invest and retain the assets of the Plan shall provide at least four (4) investment fund options in which Participants can invest their Pretax Contributions, After-tax Contributions, Employer Matching Contributions, Employer Safe Harbor Matching Contributions, Employer Basic Contributions, Employer Additional Matching Contributions, Qualified Non-elective Contributions, Rollover Contributions and Catch-up Contributions. Those funds shall be selected by the Committee, including an Employer Common Stock Fund — a fund invested in the common stock of the Employer. Effective for contributions on and after September 1, 2009 through December 31, 2014, no Employer Matching Contributions, Employer Safe Harbor Matching Contributions, Employer Basic Contributions, Employer Additional Matching Contributions or Qualified Non-elective Contributions can be invested in an Employer Common Stock Fund.

Pending investment and disbursement, the Fund may be invested in investments of a short-term nature.

8.2	Election of Investment Fund for Contributions. A Participant shall direct, at the time he becomes a Participant in the Plan or on forms and in the manner prescribed by the Committee, the investment funds described in Section 8.1 in which his Pretax Contributions, After-tax Contributions, Employer Matching Contributions, Employer Safe Harbor Matching Contributions, Employer Basic Contributions, Employer Additional Matching Contributions, Rollover Contributions and Catch-up Contributions are to be invested. Each Participant may direct that his Participant Contributions be invested in one or more Funds except that effective for contributions on and after September 1, 2009 through December 31, 2014, no Employer Matching Contributions, Employer Safe Harbor Matching Contributions, Employer Basic Contributions, Employer Additional Matching Contributions or Qualified Non-elective Contributions can be invested in an Employer Common Stock Fund. Qualified Non-elective Contributions shall be invested in the same manner as the Participant’s Employer Matching Contributions are directed to be invested. If the Participant elects to have his deposits invested in more than one fund, the investment in each fund must be an even multiple of 1% of the total Participant’s contributions. Notwithstanding the foregoing, effective January 1, 2015, a Participant may not direct the investment of more than 20% of the Participant’s Pretax Contributions or Catch-up Contributions per payroll into the Employer Common Stock Fund nor more than 20% of any Employer contributions or other contributions into the Employer Common Stock Fund. In the event that no investment direction is given by the Participant, then the entire amount shall be invested in the fund designated by the Committee as the default investment option.

8.3	Change in Election of Investment Fund for Future Contributions. Subject to the limitations of Section 8.2, any investment election directed by the Participant shall continue in effect until changed by the Participant. A Participant may change the type of investment election to be applicable to his future contributions subject to the limitations of Section 8.2. Any change in investment election will be determined in accordance with procedures for implementing such change to be determined by the Committee. Any such procedure will be applied uniformly to all Participants.

8.4	Change in Election of Investment Fund for Past Contributions. Subject to any limitations imposed by the Funding Agent and/or the Committee and the limitations set forth in this Section 8.4, a Participant may in the manner prescribed by the Committee, transfer all or a portion of the value of his Accounts from one investment fund to another fund. Effective January 1, 2015, no Participant may transfer all or a portion of the value of the Participant’s Accounts from one investment fund to the Employer Common Stock Fund to the extent that such transfer would cause the value of the Participant’s interest in the Employer Common Stock Fund to exceed 20% of the total value of the Participant’s Accounts under the Plan, determined in accordance with procedures established by the Committee uniformly applied to all Participants. Transfers may be made at any time during the Plan Year and shall become effective on the business day following the date that instructions are properly conveyed to the Committee, or as soon as practicable thereafter. The Plan does not impose restrictions or conditions on the Participant’s ability to direct divestment of the Participant’s interest in the Employer Common Stock Fund and reinvestment in other Plan investment funds other than restrictions or conditions imposed by reason of the application of securities laws or as otherwise permitted under Treas. Reg. § 1.401(a)(35)-1 or other applicable guidance.

2.	In all other respects, the Plan, as amended, shall continue in full force and effect.

Pursuant to the authority delegated to the Committee, this amendment has been signed by SVP, HR [Title] on the date set forth below:

PENSION COMMITTEE

By:
Title:	Senior VP, HR

Date:	12/16/2014

2